Joshua R. Diggs Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0047 Tel (213) 486-9611 Fax capitalgroup.com

August 5, 2022

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	The Bond Fund of America	File Nos. 002-50700 and 811-02444
	Limited Term Tax-Exempt Bond Fund of America	File Nos. 033-66214 and 811-07888
	American Funds Short-Term Tax-Exempt Bond Fund (each, a “Fund”)	File Nos. 033-26431 and 811-05750

Dear Mr. Cowan:

This letter is in response to the comments you provided on July 25, 2022 to the Funds’ Pre-Effective Amendments No. 1 to the Registration Statements (the “Registration Statements”) under the Securities Act of 1933, as amended, (the “1933 Act”), on Form N-14, pursuant to which the Funds are registering shares they expect to distribute to shareholders of Capital Group Core Bond Fund, Capital Group Core Municipal Fund and Capital Group Short-Term Municipal Fund (each, an “Acquired Fund”), as applicable, in accordance with Agreements and Plans of Reorganization and Liquidation, by and between the applicable Fund and Capital Group Private Client Services Funds, for and on behalf of each corresponding Acquired Fund.

Our responses to your comments are set forth below. We understand that, unless otherwise stated, when a comment is made with respect to disclosure in a Fund’s Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in other Funds’ Registration Statements. Capitalized terms used but not defined herein have the same meaning attributed to such terms in the Registration Statements. As previously discussed, we will incorporate any changes to the Registration Statements in subsequent pre-effective amendments (the “Amendments”), which we respectfully request be declared effective today, August 5, 2022.

Questions and Answers for Shareholders

A.	What are the reasons for and advantages of the Reorganizations?

  Please clarify what “relatively small” means with respect to each Acquired Fund in comparison to its Acquiring Fund. Please also clarify the limited opportunities for future growth for the Acquired Funds.

Response: We have updated the disclosure to address this comment, as follows:

Each Acquired Fund is relatively small in terms of total net assets, including in comparison to its Acquiring Fund, and each Fund’s investment adviser and the Board believe that the Acquired Funds have limited opportunities for future growth as their strategies are substantially similar to strategies of other funds offered by the same investment adviser.

B.	How will the Reorganizations of my Acquired Fund affect me?

  Please clarify why Class F-3 shares in the Acquiring Fund are the share class that most closely resembles the Class M shares that are held by shareholders in the Acquired Funds.

Response: We have updated the disclosure to address this comment, as follows:

Class F-3 shares are the share class that most closely resembles the Class M shares that you hold in the Acquired Fund because the expense structure of Class F-3 shares is most similar to the expense structure of the Class M shares.

C.	Do the Acquired Funds and the Acquiring Funds have similar investment objectives and strategies?

  Please include a “Yes” or “No” answer as to whether the Acquired Funds and the Acquiring Funds have similar investment objectives and strategies.

Response: We have updated the disclosure to address this comment, as follows:

Yes. The investment objectives and strategies of each of the Acquired Funds and their respective Acquiring Funds are substantially similar.

D.	How do I vote my shares?

  Given the shareholder meeting is in California, please confirm any special Covid-related rules pertaining to attendance in person at such meeting.

Response: We have updated the disclosure to address this comment, as follows:

If you wish to vote in person at the Special Meeting, please complete each proxy card you receive and bring it to the Special Meeting. In the interest of public health, and due to the impact of the coronavirus (COVID-19), any shareholder who attends the Special Meeting will be expected to comply with the latest guidelines prescribed by the San Francisco Department of Public Health and is encouraged to follow the recommendations from the Centers for Disease Control and Prevention (CDC). If you hold your shares in a brokerage account or through a bank or other nominee, you will not be able to vote in person at the Special Meeting unless you have previously requested and obtained a “legal proxy” from your broker, bank or other nominee and present it at the Special Meeting.

Combined Proxy Statement/Prospectus

A.	Cover Page

  Please update the date the Combined Proxy Statement/Prospectus is being furnished to shareholders of each Acquired Fund.

Response: We have updated the disclosure to address this comment.

  Please include hyperlinks for any materials incorporated by reference into the Combined Proxy/Statement Prospectus.

Response: We have included hyperlinks to address this comment.

  Please update the disclosure regarding the SEC’s Public Reference Room to only include the email address for such requests.

Response: We have updated the disclosure to address this comment, as follows:

~~You can also copy and review any of the above-referenced documents at the SEC’s Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please call the SEC at (202) 551-8090.~~ You may obtain copies of any of these documents, after paying a duplicating fee, by electronic request to publicinfo@sec.gov ~~or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, D.C. 20549~~.

  To the extent applicable, please include the name of any national securities exchange on which the Fund’s securities are listed and a statement that reports, proxy material and other information concerning the Fund can be inspected at the exchanges [Item 2(a) to Form N-14].

Response: We have updated the disclosure to address this comment, as follows:

The common shares of BFA are listed on the New York Stock Exchange (the “NYSE”) under the symbol “BFFAX,” the common shares of LTEX are listed on the NYSE under the symbol "FLTEX" and the common shares of STEX are listed on the NYSE under the symbol “SFTEX.” Following the closing of the Reorganizations, it is expected that the common shares of each Acquiring Fund, including Acquired Fund Shares, will continue to be listed on the NYSE. Reports, proxy statements and other information concerning the Acquiring Funds can be inspected at the offices of the NYSE at 11 Wall Street, New York, New York 10005.

  Please update the document to include hyperlinks and page numbers, as appropriate.

Response: We have updated the document to address this comment.

B.	Summary

  Please clarify whether the amount disclosed for the costs directly related to the Reorganizations is the aggregate amount for all three mergers.

Response: We have updated the disclosure to address this comment, as follows:

Such costs directly related to the Reorganizations, in the aggregate, are not expected to exceed $~~1~~300,000.

  Please confirm that the fee and expense tables are based on current fees and expenses, which should be the most recent fees and expenses available.

Response: We have updated the disclosure to address this comment, and confirm that the fee and expense tables are based on current fees and expenses, which are the most recent fees and expenses available.

  Please revise the disclosure to reflect a monthly fee based on monthly gross income only for the Acquiring Fund.

Response: We have updated the disclosure to address this comment, as follows:

The Investment Advisory and Service Agreements (each, an “Advisory Agreement”) of each Acquired Fund and its Acquiring Fund each provide that CRMC, as compensation for its services as investment adviser to the respective Funds, will receive (1) a monthly fee at specified annualized rates based on the net asset levels of the Acquired Fund or the Acquiring Fund, as applicable, and (2) a monthly fee at specified annualized rates based on the monthly gross income of ~~the Acquired Fund or~~ the Acquiring Fund, as applicable.

  Please confirm whether the advisory fee and breakpoint schedules of each Acquired Fund and its corresponding Acquiring Fund are identical at lower net asset levels and, if not, please revise accordingly.

Response: We have updated the disclosure to address this comment, as follows:

~~As reflected in the tables above, the advisory fee and breakpoint schedules of each Acquired Fund and its corresponding Acquiring Fund are identical at lower net asset levels; however, given its relatively larger size, each Acquiring Fund has a greater number of advisory fee breakpoints at higher net asset levels.~~

C.	Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds

  Please update the disclosure to include the “Principal Risks of Investing in the Funds” section immediately after the synopsis [Item 3(c) of Form N-14].

Response: We have updated the disclosure to address this comment.

  We note that the Funds have the same principal risks. If any of the Funds have different risk profiles, please disclose accordingly.

Response: We believe that none of the Acquired Funds have different risk profiles than the corresponding Acquiring Funds and respectfully decline to supplement the disclosure as proposed.

D.	Information About the Reorganizations

  Please describe the consequences if the proposal fails (e.g., the fund will continue to exist; the board will seek other merger candidates; or the fund will liquidate).

Response: We have updated the disclosure to address this comment, as follows:

Shareholders of each Acquired Fund will vote separately on the Reorganization of their Fund. No Reorganization is contingent upon approval or consummation of any other Reorganization. If shareholders do not approve a Reorganization, the Board will be asked to consider other alternatives for that Acquired Fund, including, but not limited to, liquidation of such fund.

  Please consider moving the disclosure on page 37 of the Combined Proxy Statement/Prospectus regarding material differences between the rights of shareholders of Acquiring and Acquired Funds to this section.

Response: We have considered the disclosure in light of the Staff’s comment, and we believe the current disclosure is appropriate and respectfully decline to update the disclosure as proposed.

  In the section captioned “Reasons for the Reorganization,” please confirm the disclosure regarding Board considerations includes all materially adverse factors considered by the Board, and if not, please add appropriate disclosure.

Response: We confirm the disclosure regarding Board considerations includes all materially adverse factors considered by the Board.

  In the section captioned “Reasons for the Reorganization,” we note that the disclosure only describes the Board's conclusions as to certain factors in its determinations with respect the Reorganizations. Please disclose the Board's conclusions as to the remaining factors or disclose, if true, that the Board, while considering such factors, did not come to any definitive conclusions that factored into their determinations.

Response: We have updated the disclosure to address this comment, as follows:

While the Board considered a number of factors, including those listed above, the Board made conclusions with respect to certain enumerated factors, as described below.

  In the section captioned “Reasons for the Reorganization,” we note the disclosure that repositioning costs are expected to be minimal in connection with the proposed Reorganizations, however this is not listed as a factor that was considered by the Board. Please revise accordingly.

Response: We have updated the disclosure to address this comment, as follows:

•	CRMC will pay all fees and expenses directly associated with the Reorganizations, including proxy solicitation costs and other applicable legal and accounting fees, but excluding transaction costs and expenses ~~related to portfolio repositioning~~ and dealer markups related to the disposition and acquisition of Fund assets in connection with the Reorganizations, which will be borne by the applicable Funds;

•	any expenses related to portfolio repositioning in connection with the Reorganizations;
E.	Further Information About Voting and the Meeting

  Please confirm that the material terms of the contract with the proxy solicitor are disclosed in the Combined Proxy Statement/Prospectus.

Response: We confirm that the material terms of the contract with the proxy solicitor are disclosed in the Combined Proxy Statement/Prospectus.

Exhibit Index

  Please include hyperlinks for all exhibits, including exhibits that are not incorporated by reference.

Response: We have included hyperlinks to address this comment.

  In the Opinion of Morgan, Lewis & Bockius LLP, please state that counsel consents to being named in the Registration Statements [Rule 436 under the 1933 Act].

Response: The legal opinion has been updated to address this comment, as follows:

We hereby consent to the references to our firm in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

  Please file updated powers of attorney relating specifically to a filing of a Registration Statement on Form N-14.

Response: We confirm that we will file updated powers of attorney relating specifically to a filing of a Registration Statement on Form N-14 as exhibits to the Amendments.

Thank you for your consideration of our responses to your comments. We understand that, in light of the responses set forth above, you have no further questions or comments to Funds’ Registration Statements. As such, pursuant to Rule 461 under the 1933 Act, and on behalf of the Funds and the Funds’ principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of the Funds’ Registration Statements be accelerated to August 5, 2022. If you have any questions, please do not hesitate to contact me at (213) 615-0047.

Sincerely,

/s/ Joshua R. Diggs

Joshua R. Diggs
Counsel

Solely with respect to the request for acceleration pursuant to Rule 461

/s/ Timothy W. McHale

Timothy W. McHale
Secretary
American Funds Distributors, Inc.